UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             ThermoLase Corporation

                                (Name of Issuer)

     Units, each consisting of one share of Common Stock, par value $.01 per share, and one Redemption Right
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                         (Title of Class of Securities)

                                   883624-20-7
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                April 23, 1999
           (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [     ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
---------------------------
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          1,049,561
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           1,049,561
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           1,049,561
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           52.5%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the units (the "Units") issued by ThermoLase Corporation (the "Issuer"), each Unit consisting of one share of the Issuer's common stock, par value $0.01 per share (the "Common Stock"), and one redemption right, as set forth below.

     Item 2. Identity and Background

     The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

     This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"), pursuant to Rule 13d-2, to reflect to reflect an increase in the Reporting Person's holdings of the Units since the Reporting Person's last filing on Schedule 13D, on April 16, 1999.

     Item 3. Source and Amount of Funds or Other Consideration.

     The first two sentences of Item 3 are hereby amended and restated in their entirety as follows:

     The Reporting Person has expended approximately $15,410,000 in purchasing Units since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

     Item 5. Interest in Securities of the Issuer.

     Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

     (a) The Issuer beneficially owns 1,049,561 Units, or approximately 52.5% of the outstanding Units. To the knowledge of the Reporting Person, Mr. Robert A. McCabe, a director of the Reporting Person, is the sole executive officer or director of the Reporting Person who beneficially owns Units. Mr. McCabe owns 831 Units, or approximately 0.04% of the outstanding Units. Beneficial ownership of the Common Stock by the executive officers and directors of the Reporting Person is reported separately in Schedule 13D filings by the Reporting Person relating to its ownership of the Common Stock.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Units owned by the Reporting Person.

     (b)The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Units each such person owns.

     (c) The Reporting Person has effected the following transactions with respect to the Units since the date of its last filing on Schedule 13D:

Date              Amount            Price Per            Transfer Type
                                     Unit

04/23/99         741,271              $17.75           Open Market Purchase
04/23/99         127,190              $17.70           Open Market Purchase


     To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Units since the date of the Reporting Person's last filing on Schedule 13D.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     The Reporting Person beneficially owns 32,422,013 shares of Common Stock. Of these shares, (i) 473,109 shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 183,575 shares are subject to options to acquire such shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 92,908 shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 61,400 shares within 60 days; Dr. G. Hatsopoulos has the right to acquire 28,800 shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 14,400 shares within 60 days; Mr. Kelleher has the right to acquire 72,000 shares within 60 days; and Mr. Melas-Kyriazi has the right to acquire 26,400 shares within 60 days.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 1999                         THERMO ELECTRON CORPORATION

                                             By:  /s/ Theo Melas-Kyriazi
                                                  Theo Melas-Kyriazi
                                                  Vice President and Chief
                                                  Financial Officer